For Immediate Release

MEDIA RELEASE

Besra closes first major tranche of CAD15 million financing

Auckland, New Zealand: 7 April 2015 - Besra advises that it has now closed the first tranche, totalling CAD 2 million, of a financing that was announced on 9 October 2014 with InCoR Holdings Plc (InCoR), chaired by Mr George Molyviatis.

InCoR is a venture capital and holding company in the natural resource sector that acquires and develops projects and assets focusing primarily in the mineral resource, energy and food/agriculture sectors.

The CAD 2 million is the first tranche of two in a CAD 15 million financing by way of:

a)	6% secured mandatory converting notes (“Equity Notes”) maturing in 2 years, converting at CAD0.02 per share into a maximum of 750,000,000 shares of Besra common stock; and

b)	300,000,000 three-year common stock purchase warrants for the purchase of Common Shares at C$0.04 each.

InCoR is entitled to nominate one person to the Board of Directors of Besra with the close of Tranche 1, and that person will be Mr Molyviatis.

Besra CEO John Seton, “Whilst this has taken much longer than planned, we are very pleased to announce a major milestone in our dealings with Mr Molyviatis and InCoR. We will now also be able to focus on closing the second tranche of CAD 13 million by the end of the month.

“In Vietnam we have made significant progress in taxation and royalty matters, and following waiver of JV pre-emptive rights are preparing to close the recapitalisation of Phuoc Son with a new local partner and resume normalised production from both mines in Vietnam over the coming months.”

Funds from the first tranche will be allocated to creditors and urgent operational requirements. Note holders who have overdue payments owing will be addressed from the closing of the second tranche and a second capital raising anticipated shortly thereafter once filing defaults have been remedied.

“While we still have some significant challenges, this is step in the right direction. I’d like to thank shareholders and creditors for their patience and executives and staff, both existing and immediate past, for their perseverance under very trying circumstances,” said Seton.

… ends …

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra - www.besra.com

Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has three key properties; the Bau Goldfield in East Malaysia and Bong Mieu and Phuoc Son in Central Vietnam. Besra expects to expand gold capacity in Vietnam over the next two years and is projecting new production capacity from the Bau gold project.

InCoR - www.incorholdings.com

InCoR Holdings is a venture capital and holding company in the natural resource sector. InCoR acquires and develops projects and assets identified by management focusing primarily in the mineral resource, energy and food/agriculture sectors.

InCoR acts as a worldwide project incubator with a “barbell” approach to investment. By adopting this approach, InCoR targets projects that are either near term cash flow positive or with world class blue sky potential. InCoR uses a holding corporate structure to implement symbiotic competitive advantages between industry sectors. In doing so the efficiency of its investment strategy is maximised through identifying and capitalising on synergies. A holding structure can also be used to ensure management of each of the businesses within InCoR has an entrepreneurial attitude of reward with success.

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

For Further Information

Steve Wilson
Corporate Communications Director, Besra
T: +64 9 9121765
M: +64 21675660
E: steve.wilson@besra.com